Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 7, 2005 relating to the consolidated financial statements and the consolidated financial statement schedules of Office Depot, Inc. and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for cooperative advertising arrangements) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Office Depot, Inc. and subsidiaries for the year ended December 25, 2004.

/s/ DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
March 21, 2005